January 17, 2024

Via Edgar

Kateryna Kuntsevich and Michael Coco

        United States Securities and Exchange Commission,

                Division of Corporate Finance,

                        100 F Street, N.E.,

                                 Washington, D.C. 20549-3628.

Re:	Québec
Registration Statement under Schedule B
Filed October 12, 2023
File No. 333-274949

Form 18-K for Fiscal Year Ended March 31, 2023
Filed May 15, 2023, as amended May 30, 2023, July 5, 2023,
September 8, 2023, October 3, 2023, November 13, 2023,
December 14, 2023, December 19, 2023 and January 16, 2024
File No. 002-86339

Dear Ms. Kuntsevich and Mr. Coco:

Please find attached a memorandum prepared by Québec in response to the Securities and Exchange Commission’s comment letter addressed to Ms. Martine Hébert, Déléguée générale du Québec à New York, dated December 6, 2023.

If you have any questions, please do not hesitate to contact the undersigned at (212) 558-4175.

Very truly yours,

/s/ Catherine M. Clarkin
Catherine M. Clarkin

Memorandum of Responses

For the convenience of the Staff, we have reproduced the Staff’s comments below, followed by our responses. In connection with these responses, on January 16, 2024 we filed a Report on Form 18-K/A (which we refer to as the “New 18-K/A”) which contains certain supplemental disclosures, as described below.

Registration Statement under Schedule B

General

1.

We note your response to comment 2 of our letter dated November 7, 2023. Please incorporate your Report on Form 18-K/A, filed with the SEC on November 13, 2023, into the Registration Statement under information incorporated by reference.

Prior to the effectiveness of its registration statement under Schedule B, filed with the SEC on October 12, 2023 (File No. 333-274949) (the “New Registration Statement”), Québec intends to file a pre-effective amendment to the New Registration Statement to incorporate by reference the New 18-K/A and its Reports on Form 18-K/A, filed with the SEC on November 13, 2023, December 14, 2023, December 19, 2023 and January 16, 2024, which amend its Annual Report on Form 18-K for the year ended March 31, 2023, filed with the SEC on May 15, 2023 (the “2023 Annual Report”). Subsequent amendments to the Annual Report and future annual reports and amendments to annual reports are automatically incorporated by reference into the New Registration Statement.

Annual Report on Form 18-K

Consolidated Financial Transactions, page 26

2.

We note your response to our prior comment 7 and we reissue our comment. We note a significant net decrease in cash between 2022 and preliminary 2023 in Table 10. Please revise your disclosure to either include the explanation in a footnote to the table or include specific reference to where explanatory disclosure can be found.

Footnote (5) to Table 10 under the caption “Consolidated Financial Transactions” on page 26 of the 2023 Annual Report has been amended by the New 18-K/A to add disclosure with respect to the referenced net decrease in cash and cash equivalents between 2022 and preliminary 2023 in Table 10.

Government Employees and Collective Unions, page 37

3.

We note your response to our prior comment 10 and additional disclosure provided in the Fall 2023 Economic and Financial Update on Form 18-K/A filed with the SEC on November 13, 2023, providing the government’s fourth offer to the unions. Please review your disclosure to describe recent developments, including strikes by the unions in November 2023 and announced strikes in December 2023, to the extent material.

The subsection “Government Employees and Collective Unions” in the 2023 Annual Report has been amended by the New 18-K/A to add disclosure with respect to the current status of negotiations with Québec’s union representing the Government’s employees in the health and education sectors as of the date of the New 18-K/A. Québec has come to an agreement in principle with the unions representing the Government’s employees in the health and education sectors. The agreements are subject to ratification by the respective unions. To Québec’s knowledge, no strikes are currently planned or underway in connection with such negotiations. To the extent material, sQuébec will continue to provide updates regarding its collective bargaining agreements with the Government’s employees in the public and parapublic sectors in its periodic disclosure and/or offering materials in connection with the offering of securities pursuant to the New Registration Statement.